

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003111



January 26, 2005

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2005

Re: JPMorgan Chase & Co.

Dear Mr. Horan:

This is in regard to your letter dated January 25, 2005 concerning the shareholder proposal submitted by Bartlett Naylor for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 14, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 14, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: Bart Naylor

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Bart Naylor (the "Proponent"), by e-mail dated January 14, 2005 (the "Proposal"), received by the Company on January 14, 2005. The Proposal is attached hereto as Exhibit A.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f) because the Proposal was received by the Company after the December 22, 2004 deadline for receipt by the Company of stockholder proposals to be presented at its 2005 Annual Meeting of Stockholders.

Our 2005 Annual Meeting of Stockholders is scheduled to be held on May 17, 2005, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about April 4, 2005. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal was received by the Company after the deadline provided in Rule 14a-8(e)(2) and therefore the Company may exclude the Proposal from its Proxy Materials.

Under Rule 14-a-8(e)(2), a shareholder proposal being submitted for a company's annual meeting must be received at the company's principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting;" provided that a different deadline applies "if the company did not hold an annual meeting in the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

Rule 14a-8(e)(1) states that a shareholder's proposal for a company's annual meeting must be submitted by the deadline found in the company's prior year proxy statement. Further, Rule 14a-8(e)(1) provides that shareholder proposals should be submitted by methods that permit the shareholder to prove the date of delivery. Rule 14a-8(f)(1) permits a company to exclude from its proxy materials any shareholder proposal submitted after the deadline for submitting shareholder proposals.

The proxy statement for the Company's 2004 Annual Meeting of Stockholders that was held on May 25, 2004, was dated April 19, 2004, and was first mailed to stockholders on April 21, 2004. As stated above, the Company's next Annual Meeting of Stockholders is scheduled for May 17, 2005, a date that is within 30 days of the date on which the 2004 Annual Meeting of Stockholders was held. Because the Company held an annual meeting for its stockholders in 2004 and because the 2005 Annual Meeting of Stockholders is scheduled for a date that is within 30 days of the date of the Company's 2004 Annual Meeting, under Rule 14a-8(e)(2) all stockholder proposals were required to be received by the Company not less than 120 calendar days before the date the company's proxy statement for its 2004 Annual Meeting of Stockholders was released to stockholders. Pursuant to Rule 14a-5(e), this deadline of December 22, 2004 was disclosed in the Company's proxy statement for its 2004 Annual Meeting of Stockholders under the caption "Stockholder Proposals", which states that "proposals which stockholders seek to have included in the proxy statement for the next Annual Meeting of Stockholders of JPMorgan Chase must be received by the Secretary of JPMorgan Chase not later than December 22, 2004."

The Proposal was received by the Company after the December 22, 2004 deadline established under the terms of Rule 14a-8. As shown on a copy of the e-mail attached as Exhibit A, the Proposal was received by the Company at 9:55 a.m. on January 14, 2005.

The Staff has strictly enforced the deadline for submission of shareholder proposals and has consistently held that proposals received after the Rule 14a-8(e)(2) deadline may be omitted from a company's proxy materials. See, e.g., American Express Company (December 21, 2004); Viacom Inc. (March 10, 2003); and Thomas Industries Inc. (January 15, 2003). Because actual receipt is required under Rule 14a-8(e), the reason why a proposal is received after the required date is not relevant. The onus is on the shareholder to make sure the proposal is received by the company by the required date.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the Company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied.

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,



cc: Bart Naylor

50362:v1




Bartnaylor@aol.com
→ⓘ
01/14/2005 09:55 AM

To: anthony.horan@chase.com, sharon.reis@chase.com
cc:
Subject: shareholder resolution

anuary 10, 2005

Anthony J. Horan
Secretary
JPMorgan Chase and Co.
270 Park Avenue
New York, NY 10017

Re: Shareholder Proposal

Dear Mr. Horan:

I am submitting the attached shareholder proposal to JPMorgan
Chase and Co.
for consideration by the Company's shareholders at its Annual
Meeting in 2005.
This Proposal is submitted in accordance with Rule 14(a) 8 of the
Securities
& Exchange Act.

I am the beneficial owner of more than $2000 worth of shares of
JPMorgan
Chase and Co. stock and have held said shares continuously for
more than two
years. It is my intention to continue holding these shares
through the Company's
Annual Meeting date in 2005. I plan to present the resolution in
person or
through an agent at said meeting

A letter from the record holder of these securities confirming my
ownership
will be delivered to you under separate cover upon your request.

Please confirm receipt by return email.

Sincerely,

Bart Naylor

JPMorgan Chase and Co.

Resolved, that the shareholders of JPMorgan Chase and Co.
("Company") hereby
request that the Company provide a report, updated semi-annually,
disclosing
the Company's:

1. Policies and procedures for political contributions (both
direct and
indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political

candidates,
political parties, political committees and other political entities organized and
operating under 26 USC Sec. 527 of the Internal Revenue Code including the
following:

a. An accounting of the Company's funds contributed to any of the persons or
organizations described above;

b. The business rationale for each of the Company's political contributions;
and

c. Identification of the person or persons in the Company who participated
in making the decisions to contribute.

This report shall be presented to the board of directors' audit committee or
other relevant oversight committee, and posted on the company's website to
reduce costs to shareholders.

Statement of Support: As a long-term shareholder of JPMorgan Chase and Co., I
support policies that apply transparency and accountability to corporate
political giving. In my view, such disclosure is consistent with public policy in
regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate
resources for political purposes. They make decisions without a stated business
rationale for such donations. In the 2001-02, the last fully reported election
cycle, JPMorgan Chase and Co. contributed at least $181,500. (The Center for
Responsive Politics, Soft Money Donors:
http://www.opensecrets.org/softmoney/softcomp2.asp?txtName=JP+Morgan+Chase+%26+Co&txtUltOrg=y&txtSort=name&txtCycle=2002).

Relying only on the limited data available from the Federal Election
Commission and the Internal Revenue Service, the Center for Responsive Politics, a
leading campaign finance watchdog organization, provides an incomplete picture of
the Company's political donations. Complete disclosure by the company is
necessary for the company's Board and its shareholders to be able to fully
evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act (BCRA) enacted in 2002 prohibits
corporate contributions to political parties at the federal level, it allows
companies to contribute to independent political committees, also known as
527s.

Absent a system of accountability, corporate executives will be free to use
the Company's assets for political objectives that are not shared by and may be
inimical to the interests of the Company and its shareholders. There is
currently no single source of information that provides the information sought by
this resolution. That is why I urge your support for this critical governance
reform.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
><((((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((°>..
·´¯`·.¸¸ , . .·´¯`·.. ><((((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((°>



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 25, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(10): Bartlett Naylor

Ladies and Gentlemen:

By notice dated January 14, 2005, the Commission was advised that JPMorgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by Bartlett Naylor (the Proponent) by e-mail dated January 14, 2005 (the Proposal). On January 19, 2005, the Proponent advised JPMC that he had withdrawn his Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

cc: Bartlett Naylor
Jeremiah Thomas, Esq.

JPMorgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@jpmchase.com 50428:v1

Office of the Secretary

Anthony Horan
→ 

01/19/2005 12:16 PM

To: Irma R. Caracciolo/JPMCHASE@JPMCHASE
cc:
Subject: shareholder resolution

Anthony J. Horan, Corporate Secretary
Tel 212-270-7122 Fax 212-270-4240
----- Forwarded by Anthony Horan/JPMCHASE on 01/19/2005 12:15 PM -----



Bartnaylor@aol.com
01/19/2005 12:07 PM

To: Sharon.Reis@chase.com
cc: ANTHONY.HORAN@chase.com
Subject: shareholder resolution

Anthony Horan
Corporate Secretary

I hereby withdraw my shareholder resolution

--Bartlett Naylor